Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

April 13, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:     Tidal ETF Trust (the “Trust”)
    File Nos. 333-227298, 811-23377

To the Commission:

Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust to add one new series, the ZEGA Buy & Hedge ETF, is Post-Effective Amendment No. 53 and Amendment No. 54 to the Trust’s Registration Statement on Form N-1A.

If you have any questions or require further information, please contact Alia Vasquez at 414-336-9563 or alia.vasquez@usbank.com.

Sincerely,

/s/ Alia Vasquez
Alia Vasquez
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust